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                             [CITIGROUP LETTERHEAD]


                                October 25, 2004


VIA FACSIMILE AND EDGAR
TRANSMISSION
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                      RE:  Calamos Asset Management, Inc.
                           Registration Statement on Form S-1
                           Registration No. 333-117847
                           -----------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as Representatives of the prospective Underwriters, hereby join in the request with Calamos Asset Management, Inc. that the effective date for the above-referenced registration statement be accelerated so that it may become effective at 2:00 p.m. (New York time), on October 27, 2004 or as soon thereafter as is practicable.

     In accordance with Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the undersigned has effected from October 12, 2004 through the date hereof, the distribution of approximately 16,100 copies of the Preliminary Prospectus dated October 12, 2004 to prospective Underwriters, institutional investors, retail investors, dealers and others.

     The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

                                           Very truly yours,

                                           CITIGROUP GLOBAL MARKETS INC.
                                           MERRILL LYNCH & CO
                                           MERRILL LYNCH, PIERCE, FENNER & SMITH
                                           INCORPORATED
                                                as Representatives of the
                                                several Underwriters

                                           By:  CITIGROUP GLOBAL MARKETS INC.


                                           By:  /s/ Martha Bailey
                                                --------------------------------
                                                Name:  Martha Bailey
                                                Title:  Senior Vice President